The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

DISCLOSEABLE TRANSACTION

On 8th and 9th December, 2005, Mandarin, a wholly-owned subsidiary of the Company, entered into two agreements with Nortel to purchase certain equipment for use in Mandarin's 2G Network.

When aggregated with the value of a previous agreement entered into by Mandarin with Nortel within the last 12 months to purchase equipment for use in Mandarin's 2G Network, the agreements in aggregate constitute a discloseable transaction for the Company under the Listing Rules.

The Company has applied to the Executive for a waiver from the requirement under Rule 4 (No Frustrating Action) of the Takeovers Code to obtain shareholders approval of the agreements. The waiver application was made on the basis that PCCW Mobile Holding No. 2 Limited, which is the offeror for the purposes of the Takeovers Code in relation to the proposed privatisation of the Company by way of a scheme of arrangement which was announced on 27th September, 2005, has agreed to waive the requirement to obtain approval of shareholders in general meeting as required under Rule 4 of the Takeovers Code.

INTRODUCTION

On 8th and 9th December, 2005, Mandarin, a wholly-owned subsidiary of the Company, entered into two agreements with Nortel to purchase certain equipment for use in Mandarin's 2G Network. When aggregated with the value of a previous agreement entered into by Mandarin with Nortel within the last 12 months to purchase equipment for use in Mandarin's 2G Network, the agreements in aggregate constitute a discloseable transaction for the Company under the Listing Rules.

PRINCIPAL TERMS OF EACH OF THE AGREEMENTS DATED 8TH DECEMBER AND 9TH DECEMBER, 2005

Parties:

(1) Mandarin

(2) Nortel

Date: 8th December, 2005 and 9th December, 2005, respectively.

Principal terms of each of the agreements

Nortel's principal obligations under each of the agreements are:

(a) delivery to Mandarin of equipment for the upgrade and increase in capacity of the infrastructure systems of Mandarin's 2G Network in accordance with the agreed project schedule set out in the agreements; and

(b) providing maintenance services in respect of the equipment during the agreed warranty period, which is twelve months from the delivery date of the relevant equipment.

The equipment to be purchased is new equipment, which will be used to upgrade and enhance the capacity of Mandarin's existing 2G Network.

Duration of each of the agreements

Each of the agreements will continue in effect until 31st December, 2007 or expiry of the warranty period, whichever is the later. The warranty period is for 12 months running from the date of delivery of the equipment which will take place on a number of occasions.

Consideration for the agreements

The consideration payable by Mandarin under the agreement dated 8th December, 2005 is US$3,500,039 (approximately HK$27,300,000), payable by Mandarin to Nortel in cash, subject to normal trade and credit terms. The consideration payable by Mandarin under the agreement dated 9th December, 2005 is US$1,184,442 (approximately, HK$9,239,000), payable by Mandarin to Nortel in cash, subject to normal trade and credit terms. In each case, the consideration is payable in installments, payable on the date of the relevant agreement (as to 20% of the consideration) and the date of delivery of the relevant equipment (as to the balance of 80% of the consideration). The consideration under each of the agreements was arrived at after arm's length negotiations between Mandarin and Nortel, based on Nortel's price lists and pricing policies, in the customary manner for concluding equipment purchases of this nature.

Principal terms of the previous agreement with Nortel

Parties:

(1) Mandarin

(2) Nortel

Date: 25th August, 2005

Principal terms

Nortel's principal obligations under the agreement are:

(a) delivery to Mandarin and installation of equipment and associated software for the upgrade and increase in capacity of the infrastructure systems of Mandarin's 2G Network in accordance with the agreed project schedule set out in the agreement; and

(b) providing maintenance services in respect of the equipment during the agreed warranty period, which is twelve months from the delivery date of the relevant equipment.

The equipment to be purchased is new equipment, which will be used to upgrade and enhance the capacity of Mandarin's existing 2G Network.

Duration of the agreement

The agreement will continue in effect until 31st December, 2007 or expiry of the warranty period, whichever is the later. The warranty period of the equipment is for 12 months running from the delivery date of such equipment which will take place on a number of occasions, or where a test of such equipment against its specifications is required by the agreement, the date on which a certificate is signed/issued by the Company to accept the result of such test.

Consideration for the agreement

US$11,815,519 (approximately HK$92,161,000), payable by Mandarin to Nortel in cash, subject to normal trade and credit terms. The consideration is payable in installments, in accordance with the schedule for delivery and installation of the equipment. 20% of the consideration is payable on the date of the agreement; 40% on the date of delivery of the relevant equipment; 30% on installation and 10% on acceptance, except for base stations where 20% of the consideration is payable on the date of the agreement and the balance of 80% is payable on delivery of the equipment. The consideration was arrived at after arm's length negotiations between Mandarin and Nortel, based on Nortel's price lists and pricing policies, in the customary manner for concluding equipment purchases of this nature.

FINANCIAL RESOURCES OF MANDARIN FOR THE AGREEMENTS

On 9th September, 2005, PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW, entered into a facility agreement on normal commercial terms with Mandarin, which amount is sufficient to pay the consideration payable under all three agreements.

Accordingly, Mandarin has the necessary financial resources available to it under the above facilities to pay the consideration under each of the agreements.

SECURITY/GUARANTEES

No security or guarantee has been given by the Company as part of, or in connection with, the entering into of any of the agreements referred to above or the respective transactions contemplated by them.

REASONS FOR, AND BENEFITS TO, THE GROUP

To compete more effectively in the 2G mobile telecommunications services market, the Group considers it desirable to upgrade Mandarin's 2G Network to provide more advanced features and enhance network quality and to increase its capacity. Accordingly, Mandarin has entered into the agreements with Nortel to purchase certain equipment, software and services to upgrade the infrastructure systems and enhance the coverage and quality of Mandarin's 2G Network.

The directors believe that the terms of the agreements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ABOUT THE GROUP AND NORTEL

The Group is a developer and provider of wireless communications and data services in Hong Kong, holding both the 2G Licence and the 3G Licence.

Nortel delivers innovative technology solutions encompassing end-to-end broadband, Voice over IP, multimedia services and applications, and wireless broadband designed to help people solve the world's greatest challenges.

To the best of the directors' knowledge, information and belief, after having made all reasonable enquiries, Nortel and the ultimate beneficial owner of Nortel are third parties independent of the Company and connected persons of the Company.

LISTING RULES IMPLICATIONS

The consideration payable under the agreements in aggregate is an amount of US$16,500,000 (HK$128,700,000). Accordingly, pursuant to Chapter 14 of the Listing Rules the agreements when aggregated constitute a discloseable transaction for the Company. A circular containing, among other things, details of the terms of the agreements will be despatched to the shareholders of the Company within 21 days after the date of publication of this announcement.

TAKEOVERS CODE IMPLICATIONS

The Company has applied to the Executive for a waiver from the requirement under Rule 4 (No Frustrating Action) of the Takeovers Code to obtain shareholders approval of the agreements. The waiver application was made on the basis that PCCW Mobile Holding No. 2 Limited, which is the offeror for the purposes of the Takeovers Code in relation to the proposed privatisation of the Company by way of a scheme of arrangement which was announced on 27th September, 2005, has agreed to waive the requirement to obtain approval of shareholders in general meeting as required under Rule 4 of the Takeovers Code.

DEFINITIONS

In this announcement:

"2G Licence"	Licence No.061 issued to Mandarin by the Office of the Telecommunications Authority dated 30th September, 1996;

"3G Licence"	Licence No.080 issued by the Office of the Telecommunications Authority dated 22nd October, 2001 to SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin;

"2G Network"	the telecommunications network built and operated by Mandarin in Hong Kong under the 2G Licence;

"Company"	means SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability and whose shares are listed on the Stock Exchange and the American depositary shares of which are quoted on the NASDAQ National Market in the United States of America;

"Executive"	means the Executive Director of the Corporate Finance Division of the Hong Kong Securities and Futures Commission or any delegate of the Executive Director;

"Group"	means the Company and its subsidiaries;

"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

"Listing Rules"	means the Rules Governing the Listing of Securities on the Stock Exchange;

"Mandarin"	means Mandarin Communications Limited, a wholly-owned subsidiary of the Company, which is incorporated in Hong Kong with limited liability;

"Nortel"	means Nortel Networks (Asia) Limited;

"PCCW"	means PCCW Limited, which is incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange and which has an indirect interest (through its wholly-owned subsidiary) in approximately 79.35% of the issued share capital of the Company;

"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	means The Hong Kong Code on Takeovers and Mergers;

"US$"	means United States dollars, the lawful currency of the United States of America.

Note: For use in this announcement and for illustration purposes only, conversion of US$ into HK$ is based on the approximate exchange rate of US$1.00 to HK$7.80. No representation or assurance is made or given that any amount in HK$ or US$ could be converted at such rate or any other rates.

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Raymond Wai Man Mak
Company Secretary

Hong Kong, 9th December, 2005

As at the date of this announcement, the directors of the Company comprises:

Executive Directors:	Non-executive Director:
Alexander Anthony Arena (Chairman)	Hongqing Zheng
Tom Kee Sun Chan
Wing Wa Chan	Independent Non-executive Directors:
Ding Man Chow	John William Crawford
Susanna Hon Hing Hui	Henry Michael Pearson Miles
Marisa Yuen Man Kwok	Robert John Richard Owen

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.